                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13D
                                 (RULE 13D-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)

                             Star Scientific, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                  301907 30 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                James A. McNulty
   Star Scientific, Inc., 16 South Market Street, Petersburg, Virginia 23803
                                 (804) 861-0681
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                                 April 12, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                  Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.





                         (Continued on following pages)

-----------------------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                          -----------------
CUSIP NO. 301907 30 9                  13D                     PAGE 2 OF 7 PAGES
-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Regent Court Technologies, LLC (formerly Regent Court Technologies, a Missouri general partnership)
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
-------------------------------------------------------------------------------
   3     SEC USE ONLY
-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

           OO
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Virginia
--------------------------------------------------------------------------------
  NUMBER OF SHARES       7     SOLE VOTING POWER
                        --------------------------------------------------------
BENEFICIALLY OWNED       8     SHARED VOTING POWER                 34,012,059
                        --------------------------------------------------------
 BY EACH REPORTING       9     SOLE DISPOSITIVE POWER
                        --------------------------------------------------------
    PERSON WITH         10     SHARED DISPOSITIVE POWER            34,012,059
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  34,012,059
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  64.76%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

                  CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                          -----------------
CUSIP NO. 301907 30 9                   13D                    PAGE 3 OF 7 PAGES
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                               Jonnie R. Williams
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

                  OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America
--------------------------------------------------------------------------------
  NUMBER OF SHARES          7     SOLE VOTING POWER                   888,362
                           -----------------------------------------------------
BENEFICIALLY OWNED          8     SHARED VOTING POWER              36,280,419
                           -----------------------------------------------------
 BY EACH REPORTING          9     SOLE DISPOSITIVE POWER              888,362
                           -----------------------------------------------------
    PERSON WITH            10     SHARED DISPOSITIVE POWER          36,280,419
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  37,168,781
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  70.78%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                          -----------------
CUSIP NO. 301907 30 9                  13D                     PAGE 4 OF 7 PAGES
-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                           Francis E. O'Donnell, Jr.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

                  OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America
--------------------------------------------------------------------------------
   NUMBER OF SHARES           7     SOLE VOTING POWER
                             ---------------------------------------------------
 BENEFICIALLY OWNED           8     SHARED VOTING POWER             38,548,781
                             ---------------------------------------------------
  BY EACH REPORTING           9     SOLE DISPOSITIVE POWER
                             ---------------------------------------------------
     PERSON WITH             10     SHARED DISPOSITIVE POWER        38,548,781
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  38,548,781
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  73.40%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                      SECURITIES AND EXCHANGE COMMISSION
                                  SCHEDULE 13D

Item 1.       Security and Issuer.

              This statement relates to the Common Stock, $.01 par value per share ("Common Stock"), of Star Scientific, Inc. ("Star Scientific"). The address of Star Scientific's principal executive offices is 16 South Market Street, Petersburg, Virginia 23803.

Item 2.       Identity and Background.

              Set forth below is information required by this Item with respect to each person filing this statement.

                                                                                     Item 2(d) or 2(e)
                                                                                Convictions, Judgments,
                                         Principal Occupation or Business          Decrees, or Orders         Citizenship
Name and Address                                 and Address                       ------------------         ------------
----------------                                 -----------
Regent Court Technologies, LLC           Research and development                           None                   VA
709 The Hamptons Lane                    709 The Hamptons Lane
Chesterfield, Missouri  63017            Chesterfield, Missouri  63017

Jonnie R. Williams                       Eye Technology, Inc.                               None                   US
16 South Market Street                   16 South Market Street
Petersburg, Virginia 23803               Petersburg, Virginia 23803

Francis E. O'Donnell, Jr., MD            Ophthalmologist                                    None                   US
709 The Hamptons Lane                    709 The Hamptons Lane
Chesterfield, Missouri  63017            Chesterfield, Missouri  63017


Item 3.      Source and Amount of Funds or Other Consideration.

             Inapplicable.


Item 4.      Purpose of Transaction.

             On April 12, 1999, Jonnie R. Williams, an individual, sold a total of 1,380,000 shares of Common Stock in private transactions exempt from registration under the Securities Act of 1933, as amended.



                              (Page 5 of 7 Pages)

Item 5.      Interest in Securities of the Issuer.

             (a) The information set forth in items 1, 11, and 13 of the second part of the cover page of this statement is incorporated herein by reference.

             (b) The information set forth in items 1 and 7-10 of the second part of the cover page of this statement is incorporated herein by reference.

             (c)  Inapplicable

             (d)  Inapplicable

             (e)  Inapplicable


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

             Inapplicable.


Item 7.      Material to Be Filed as Exhibits.

             Inapplicable.


                              (Page 6 of 7 Pages)

                                   SIGNATURES

         After reasonable inquiry and to the best of their individual knowledge and belief, the signatories below certify that the information set forth in this statement is true, complete, and correct.

         The persons whose signatures appear below agrees that this statement on Amendment No. 4 to Schedule 13D is filed on behalf of each of them.

         Executed as of May 10, 1999.


      /s/ JONNIE R. WILLIAMS            REGENT COURT TECHNOLOGIES, LLC
-------------------------------
     Jonnie R. Williams

  /s/ FRANCIS E. O'DONNELL, JR          By: /s/ JONNIE R. WILLIAMS
-------------------------------            -------------------------------------
     Francis E. O'Donnell, Jr           Name:  Jonnie R. Williams
                                        Title:  Member

                                        By: /s/ FRANCIS E. O'DONNELL, JR
                                           -------------------------------------
                                        Name:  Francis E. O'Donnell, Jr.
                                        Title:  Member




                              (Page 7 of 7 Pages)